Exhibit 99.77(C)

                             [LETTERHEAD OF DOMINI]

2005 PROXY RESULTS

A Special Meeting of Shareholders of the Domini Social Bond Fund was held on June 28, 2005, to consider the proposal described below. The proposal was approved. The results of the voting at the Special Meeting are as follows:

1. To approve Submanagement Agreement for the Fund between Seix Advisors, the fixed-income division of Trusco Capital Management, Inc., and Domini Social Investments LLC.

                                                   Dollars Voted    % of Voted
                                                   -------------    ----------

            For ..................................   $39,155,573        97.24%
            Against ..............................       312,295         0.77%
            Abstain ..............................       800,844         1.99%